

Mail Stop 3561

May 11, 2018

Eric T. Kalamaras
Senior Vice President & Chief Financial Officer
American Midstream Partners, LP
2103 CityWest Boulevard
Houston, Texas 77042

>   **Re: American Midstream Partners, LP**
>   **Form 10-K for the Fiscal Year Ended December 31, 2017**
>   **Filed April 9, 2018**
>   **Form 8-K Filed March 12, 2018**
>   **File No. 1-35257**

Dear Mr. Kalamaras:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2017

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

How We Evaluate Our Operations

Segment Gross Margin and Total Segment Gross Margin, page 65

1. Please disclose the reasons why management believes that the presentation of total segment gross margin and operating margin provide useful information to investors regarding your financial condition and results of operations. Refer to Item 10(e)(1)(C) of Regulation S-K. Please also provide the same disclosure when these non-GAAP measures are disclosed under Item 2.01 of Form 8-K.

Notes about Non-GAAP Financial Measures, page 66

2. Please tell us your basis for determining that net loss attributable to the Partnership is the most directly comparable GAAP measure to total segment gross margin and operating margin.

Liquidity and Capital Resources, page 83

3. Please revise to address the payout ratio of distributions compared to cash generated by operations and disclose management's views as to the risk that you cannot sustain the same level of distributions in the future.

Distributions to our unitholders, page 87

4. The $15 million of cash generated from operating activities includes $63,050,000 of the $90.8 million distributions relating to your unconsolidated affiliates. As such, it appears that the proceeds from the sale of the propane business also enabled you to pay the fiscal 2017 distributions. Please revise to disclose the portion of distributions relating to your unconsolidated affiliates not included in cash generated from operating activities and disclose that the proceeds from the sale of the propane business also enabled you to pay the distributions to unitholders. .

Contractual Obligations, page 88

5. Please revise to include estimated interest payments on outstanding long-term debt obligations. Because the table is aimed at increasing transparency of cash flow, we believe interest payments should be included in the table. If you choose not to include these payments, please provide information regarding future interest payments in a footnote to the table. See Section IV.A and footnote 46 to the Commission's Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations, SEC Release No. 34-48960, issued December 19, 2003 and available on our website at www.sec.gov.

Critical Accounting Policies

Goodwill and Intangible Assets, page 90

6. Please revise to provide information for investors to assess the probability of future goodwill impairment charges. For example, please disclose whether any of your reporting units are at risk of failing the one-step quantitative impairment test or that the fair value of each of your reporting units are substantially in excess of carrying value and are not at risk of failing the test. If a reporting unit is at risk of failing the one-step quantitative impairment test, you should disclose:

Eric T. Kalamaras
American Midstream Partners, LP
May 11, 2018
Page 3

- the percentage by which fair value exceeded carrying value at the date of the most recent test;

- the amount of goodwill allocated to the reporting unit;

- a more detailed description of the methods and key assumptions used and how the key assumptions were determined;

- a discussion of the degree of uncertainty associated with the assumptions; and

- a description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Please refer to Item 303(a)(3)(ii) of Regulation S-K, which requires a description of known uncertainties, and Section V of the Commission's Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations, SEC Release No. 34-48960, issued December 19, 2003 and available on our website at www.sec.gov.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

3. Acquisitions

Delta House Investment, page F-17

7. Reference is made to your disclosure in the seventh paragraph regarding the distributions you are entitled to receive as a result of your indirect interests in FPS. Please tell us your consideration of disclosing the payout threshold, where you are compared to this threshold and when you expect to reach the threshold.

10. Goodwill and Intangible Assets, Net, page F-29

8. Please disclose a description of the facts and circumstances leading to the impairment of goodwill for each year presented. Please refer to ASC 350-20-50-2a.

14. Debt Obligations

8.50% Senior Notes, page F-36

9. We note that these notes are jointly and severally guaranteed by some of your
    subsidiaries. Please explain to us how your disclosures comply with Rule 3-10 of
    Regulation S-X.

17. Net Income (Loss) per Limited Partner Unit, page F-44

10. Please provide us with reconciliations of the distribution amounts used in your
    calculation of net loss attributable to limited partners to the distribution table and related
    footnotes on page F-43.

23. Reportable Segments, page F-54

11. Please disclose the amount of investment in equity method investees and total
    expenditures for additions to long-lived assets for each reportable segment. Please refer
    to ASC 280-10-50-25.

Form 8-K filed March 12, 2018

Exhibit 99.1

12. Reference is made to the reconciliation and definition of distributable cash flow on pages
    11 and 15. The definition states that this non-GAAP measure excludes normalized
    maintenance capital expenditures; however, the reconciliation appears to present actual
    maintenance capital expenditures. Please advise.

13. Reference is made to the reconciliation and definition of total segment gross margin and
    operating margin on page 12. In future filings, please revise to provide reconciliation in
    sufficient detail to allow a reader to understand the nature of the reconciling items.

    We remind you that the company and its management are responsible for the accuracy
and adequacy of their disclosures, notwithstanding any review, comments, action or absence of
action by the staff.

You may contact Adam Phippen, Staff Accountant, at (202) 551-3336 or me at (202) 551-3344 with any questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief
Office of Consumer Products